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                             November 16, 2023

       Peter Jackson
       Chief Executive Officer
       Flutter Entertainment plc
       Belfield Office Park, Beech Hill Road
       Clonskeagh, Dublin 4, D04 V972
       Ireland

                                                        Re: Flutter
Entertainment plc
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted October
20, 2023
                                                            CIK No. 0001635327

       Dear Peter Jackson:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F

       Overview, page ii

   1.                                                   To provide further
context to your disclosure regarding the Group   s financial growth
                                                        engine, please revise
to clarify the time period over which you are discussing these expectations in light
of your current financial condition and results of operations for the periods presented. In
addition, address the following:
                                                            When referring to
"margins" and "profitability" clarify the specific measures to which you are referring.
To the extent you are referring to non-GAAP measures, ensure you balance such
disclosure with discussion of the comparable GAAP measures.
                                                            Explain further
your expectation for rapid U.S. growth to drive accretion in the
                                                            Group's
profitability margin. In this regard, we note the U.S. segment experienced significantly lower
Adjusted EBITDA Margins compared to your other geographic
                                                            segments for the
periods presented.
 Peter Jackson
Flutter Entertainment plc
November 16, 2023
Page 2
                When you discuss the expectation of driving earnings per share growth, discuss your net losses per share for the periods presented.
                Regarding expectation for "rapid deleveraging" discuss your current debt load and the significant increase in borrowings from December 31, 2021 to December 31, 2022.
2.       You state here and elsewhere that you are the world   s largest online
sports betting and
         iGaming operator. Please revise to disclose the basis for this statement.

Risk Factors
"In connection with our preparation for complying with the Sarbanes-Oxley Act, we have identified deficiencies in our internal control...", page 47

3. We note you have identified material weaknesses in your internal control over financial reporting. Please revise to disclose the timing of remediation activities and clarify what remains to be completed in your remediation efforts. Also, disclose any material costs you have incurred or expect to incur related to remediation.
Item 4. Information on the Company
B. Business Overview, page 57

4. Please reconcile the Average Monthly Players (AMPs) information provided on page 60 for your sportsbook, iGaming and Other products on page 60 to total AMPs discussed elsewhere in the filing and explain any differences. For example, sportsbook, iGaming and
         Other products AMPs disclosed on page 60 total 14.5 million at June 30, 2023 compared to 12.3 million disclosed elsewhere (i.e. pages ii, 57 and 80).
5. We note your disclosure that you "intend to return to shareholders capital that cannot be effectively deployed through organic investment or value creative M&A." Please revise to clarify whether you have any specific plans in place to return capital to shareholders such as through dividends, share buybacks or other programs and the details of those plans.
6.     We note that your Positive Impact Plan strategy includes a
"comprehensive DE&I
       strategy", "corporate social responsibility initiatives", and plans to "to reduce [y]our environmental impact through...carbon reduction strategies and transition plans." Please revise here and elsewhere as appropriate to provide a more complete discussion regarding each component of your Positive Impact Plan. As part of your disclosure, discuss with
FirstName LastNamePeter Jackson
       specificity what steps have been taken and plans implemented for each component. To
Comapany    NameFlutter
       the extent aspectsEntertainment
                          of the Positiveplc
                                          Impact Plan are aspirational in
nature, please provide
       appropriate
November    16, 2023disclosure.
                     Page 2
FirstName LastName
 Peter Jackson
FirstName  LastNamePeter
Flutter Entertainment plc Jackson
Comapany 16,
November    NameFlutter
                2023     Entertainment plc
November
Page  3    16, 2023 Page 3
FirstName LastName
Item 5. Operating and Financial Review and Prospects
Non-GAAP Measures, page 82

7.       You state that your non-GAAP measures of Adjusted EBITDA and Adjusted
EBITDA
         Margin enable a "better" comparison of your performance across periods and provide visibility to the performance of your business by excluding the impact of certain income or gains and expenses or losses. On page 98 you state that the exclusion of certain items is "necessary to provide a full understanding" of your core operating results and as a means to evaluate period-to-period results. Please revise to avoid statements that imply your non-GAAP financial measures provide more meaningful information compared to your GAAP financial measures. Also, describe why you believe excluding certain items
         provides additional useful information for assessing the company   s
performance.
8. When quantifying and discussing Adjusted EBITDA Margin for the consolidated Group, please revise to disclose GAAP net loss margin with equal or greater prominence. In this regard, revise the table on page 87 to include GAAP net loss margin information. Also, revise your disclosures on pages 88 and 90 to include a discussion of GAAP net loss margin and the factors impacting the change in such measure before your discussion of
         Adjusted EBITDA Margin. Refer to Item 10(e)(1)(A) of Regulation S-K and Question
         102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Key Operational Metrics, page 83

9. Please revise to clarify whether AMPs includes unique players or whether a player can be counted more than once in this measure. Also, clarify whether AMPs includes players who placed and/or wagered stake and/or contributed to rake or tournament fees using only new player or player retention incentives, and if so, revise to quantify the impact of including such players in this metric, if material. Refer to Item 5 of Form 20-F and
         Section I of SEC Release No. 33-10751.
10. You refer to stakes and sportsbook net revenue margin as key operational metrics related to your sportsbook products only, while AMPs includes players for both your sportsbooks and iGaming products. Please address the following as it relates to your key operational metrics:
             Provide us with a breakdown of AMPs between sportsbooks and iGaming players by segment for each period presented. In an effort to add further context to your key operational metrics, tell us your consideration to include this breakdown in the filing or explain why you do not believe such information is necessary to an understanding of your business.
             Tell us why you do not present stakes or similar metric for your iGaming products and if available, provide us this information by segment for each period presented.
             Tell us, and revise to disclose, how you monitor your ability to grow player value for your sportsbook products. For example, tell us your consideration to include
 Peter Jackson
FirstName  LastNamePeter
Flutter Entertainment plc Jackson
Comapany 16,
November    NameFlutter
                2023     Entertainment plc
November
Page  4    16, 2023 Page 4
FirstName LastName
              measures such as amounts wagered per sportsbook player, revenue per sportsbook player, etc.
                Similarly tell us how you monitor your ability to grow player value for
              iGaming products or what measures besides AMPs you use for such products and revise to include a quantified discussion of such metrics for each period presented.
item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders, page 126

11. Please disclose the natural persons that hold investment and/or voting power of the shares owned by The Capital Group Companies, Inc., Caledonia (Private) Investments Pty
         Limited, BlackRock Inc., and Parvus Asset Management Europe Limited. Refer to Item
         7.A of Form 20-F.
Unaudited Condensed Consolidated Financial Statements
Note 18. Subsequent Events, page F-25

12. Please tell us when you recorded the acquisition of the redeemable noncontrolling interest of Junglee Games, which you disclose was completed in July 2023. In this regard, we note
           75 million acquisition of redeemable non-controlling interests is included in the Statements of Changes in Shareholders' Equity and Redeemable Non-Controlling
         Interests for the six months ended June 30, 2023. In addition, disclose the date through which you evaluated subsequent events and whether this was the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.
Note 2. Summary of Significant Accounting Policies
Player deposits - cash and cash equivalents, page F-34

13. We note your disclosure that player deposits are held for customers and do not belong to, and are not at the disposal of, the Group. Please revise to clarify whether the company has legal ownership to player deposits. Also, tell us how you determined that the funds collected as well as the player deposit liability should be reflected on your consolidated balance sheet. Provide the accounting guidance considered to supports your conclusions.
Revenue recognition, page F-37

14. We note that sportsbook and iGaming revenues represent the net win or loss from a sporting event or game, net of new player incentives and player retention incentives.
         Please describe for us the nature and terms for both new player incentives and player retention incentives and your determination that such incentives should be netted against the respective revenues. As part of your response tell us the amount of player incentives for each period presented, separately for the applicable sportsbook and iGaming revenues.
15. Please describe for us the various services provided for each of your draw based National
         Numeric Totalizer Gaming (NTNG) and instant lottery games and the basis for your determination that the services provided in such arrangements are a single
 Peter Jackson
Flutter Entertainment plc
November 16, 2023
Page 5
       performance obligation. In addition, describe for us your basis for recognizing revenue upon execution of the draw for NTNG products and upon delivery of instant tickets to a retailer for instant lottery games. In your response, please tell us the amount of revenue generated from these lottery services for each period presented. Refer to ASC
       606-10-25-19 and 25-30.
General

16.    We note that your ADR currently trades on the OTC Markets under the symbol
       "PDYPY." Please provide a discussion of the existence of such ADR where relevant.
17. We note that you received notice of a cybersecurity incident on August 15, 2023, and that
       you    do not expect that this incident will have a material impact on our operations or
       financial results.    Please explain how you reached this conclusion or,
to the extent you
       have been materially impacted by a cybersecurity breach, please include a description of the incident, costs, and other consequences in an appropriate risk factor.
       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,
FirstName LastNamePeter Jackson
                                                           Division of
Corporation Finance
Comapany NameFlutter Entertainment plc
                                                           Office of Technology
November 16, 2023 Page 5
cc:       Joshua Bonnie
FirstName LastName